Explanation of Responses:

(1) Immediately exercisable.

(2) On March 14, 2021, the Issuer entered into a securities purchase agreement
(the "Initial Securities Purchase Agreement") with ATAI Life Sciences AG providing for the purchase of the Initial Units (as defined below) and the
Additional Units Warrant (as defined below) by ATAI Life Sciences AG (the
"Investment"). Under the Initial Securities Purchase Agreement, ATAI Life
Sciences AG agreed to purchase, following receipt of approval of the stockholders of the Issuer (the "Stockholders") at the Issuer's Annual Meeting
of the Stockholders (the "Meeting"), (A) an aggregate of 37,300,000 units of the
Issuer (the "Initial Units") at a price of US$0.331 per Initial Unit, each
Initial Unit to be issued being comprised of one share of Common Stock (an
"Initial Share") and 0.60 of a warrant (each whole warrant, an "Initial
Warrant") for an aggregate consideration of US$12,346,300, and (B) a warrant
(the "Additional Units Warrant") to acquire up to 130,000,000 additional units of the Issuer (the "Additional Units" and collectively with the Initial Units, the "Units") for a period of three years from the closing of the initial investment, each Additional Unit to be issued being comprised of one share of
Common Stock (an "Additional Warrant Share") and 0.50 of one warrant (each such whole warrant, an "Additional Warrant" and collectively with the Initial
Warrants, the "Warrants").

On May 11, 2021, the Stockholders of the Issuer approved the Investment at the
Meeting, and the Initial Securities Purchase Agreement was amended and restated
on May 14, 2021 (together with the Initial Securities Purchase Agreement, the
"Securities Purchase Agreement") in order to effect certain mechanical amendments involving settlement of securities.

(3) Under the Securities Purchase Agreement, ATAI Life Sciences AG is entitled, upon exercise of the Additional Units Warrant, to purchase up to 130,000,000
Additional Units at the following purchase price: (a) for Additional Units purchased on or before the first anniversary of the Meeting and that do not result in ATAI Life Sciences AG owning more than 74,600,000 shares of Common
Stock, US$0.331 per Additional Unit; or (b) for Additional Units purchased (x)
that cause ATAI Life Sciences AG to hold more than 74,600,000 shares of Common
Stock or (y) after the first anniversary of the Meeting, the lower of: (i) 120%
of the subsequent closing volume weighted average trading price per Additional
Unit; or (ii) before the second anniversary of the Meeting, US$0.50 per
Additional Unit and after the second anniversary of the Meeting, US$0.75 per
Additional Unit.

(4) Each Additional Warrant would entitle ATAI Life Sciences AG to purchase one
Additional Warrant Share for a period of 36 months following their date of issuance, at an exercise price equal to the price per Additional Unit plus a premium of 20%; provided, that, the exercise of any Additional Warrants may not exceed the lesser of (x) 44,000,000 shares of Common Stock (subject to customary anti-dilution adjustments) and (y) the number of shares of Common Stock issued by the Issuer to persons other than ATAI Life Sciences AG and its affiliates having a right to convert existing convertibles, warrants and other instrument held by such persons as of February 15, 2021 (collectively, "Outstanding
Convertibles"). The Additional Warrants will further provide that the exercise price for a given Additional Warrant may be, at ATAI Life Sciences AG's discretion, adjusted downward to equal the exercise price per share of Common
Stock of any Outstanding Convertibles that were exercised and to which the exercise of the Additional Warrant Share is associated for the purposes of (x)
above.